Filed pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT NO. 2	File Number 333-167111
(To Prospectus Dated August 10, 2010)

Accuride Corporation

$140,000,000 7.5% Senior Convertible Notes due 2020

Shares of Common Stock

This prospectus supplement supplements the prospectus dated August 10, 2010, previously supplemented on September 1, 2010, relating to the resale from time to time by holders of (a) our 7.5% Senior Convertible Notes due 2020, which we refer to as the notes, (b) shares of our common stock issuable upon conversion of the notes, (c) certain shares of common stock issued to the parties that backstopped the offering of the notes, whom we refer to as the backstop providers, whether pursuant to the backstop or otherwise, on the effective date of the plan of reorganization confirmed by the bankruptcy court on February 18, 2010 in connection with our emergence from Chapter 11 bankruptcy proceedings and (d) the common stock issuable upon exercise of the warrants issued to certain backstop providers. We refer to the common stock being registered pursuant to clauses (b), (c) and (d) of the preceding sentence collectively as registrable common stock.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on October 6, 2010.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 8, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 6, 2010

ACCURIDE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 962-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 8.01.          Other Events.

On October 6, 2010, Accuride Corporation (the “Company”) issued a press release related to a conversion offer for all of the Company’s 7.5 percent Senior Convertible Notes due 2020, a 1-for-10 reverse stock split of the Company’s common stock and other transactions described therein, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 9.01.          Financial Statements and Exhibits.

(d) Exhibits

99.1                     Press release, dated October 6, 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

Date:	October 6, 2010	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated October 6, 2010.

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Exhibit 99.1

News Release

CORPORATION
7140 Office Circle
P.O. Box 15600
Evansville, IN 47715

Investor Contact: Chad Monroe
Phone:	(812) 962-5041

Media Contact:	Eva Schmitz
Phone:	(812) 962-5011

Accuride Announces Conversion Offer for 7.5 Percent Senior Convertible Notes,
Underwritten Secondary Offering For Converting Noteholders and Reverse Stock Split

EVANSVILLE, Ind. — October 6, 2010 — Accuride Corporation (OTCBB: ACUZ) today announced that its Board of Directors approved a conversion offer for all of the Company’s 7.5 percent senior convertible notes due 2020 and a 1-for-10 reverse stock split of the Company’s common stock.  The Company also announced that, after the conversion offer is completed, the Company plans to sponsor an underwritten secondary offering for converting noteholders to resell their newly acquired shares of common stock in an orderly manner.

“The transactions announced today represent the final step in our efforts to create a streamlined and flexible capital structure for the Company, which we believe will increase the liquidity of our common stock and position the Company for future growth,” said Bill Lasky, the Company’s President, CEO, and Chairman of the Board.

Funds advised by Tinicum Incorporated and Sankaty Advisors, LLC, which beneficially own in the aggregate approximately 21.7 million shares of common stock and approximately $18.6 million of convertible notes, representing approximately 14.5 percent of the total voting power of the Company, have advised the Company that they currently intend to convert all of their convertible notes in the conversion offer and support the reverse stock split.

The Company expects to complete the transactions as early as the fourth quarter of 2010.  Credit Suisse Securities is the Company’s financial advisor with respect to the conversion offer.

The Conversion Offer and the Underwritten Secondary Offering

In the conversion offer, holders of the Company’s 7.5 percent senior convertible notes may elect

-more-

to convert their convertible notes into post-split shares of the Company’s common stock at a conversion rate of 238.2119 post-split shares per $1,000 principal amount of convertible notes. The conversion rate represents approximately 98 percent of the total number of shares into which the Company expects the convertible notes would be convertible on February 26, 2013, which is the final PIK interest payment date for the convertible notes.  In connection with the conversion offer, the Company will solicit consents to eliminate substantially all of the restrictive covenants in the indenture governing the convertible notes.

After the conversion offer is completed, the Company plans to sponsor an underwritten secondary offering in which converting noteholders will be able to resell some or all of the common stock acquired in the conversion offer, subject to certain conditions.  The secondary offering is intended to provide converting noteholders an opportunity for liquidity, and facilitate an orderly resale of shares by converting noteholders.

The conversion offer will be subject to certain conditions, including a minimum conversion condition, the effectiveness of the conversion offer registration statement and the receipt of “lock-up” agreements from converting noteholders to facilitate the subsequent underwritten secondary offering.  The conversion offer is not conditioned on completion of the reverse stock split.  The Company is required to provide 15 days notice of the conversion offer under the indenture governing the convertible notes, and the Company expects to commence the conversion offer as soon as practicable after the expiration of this notice period.

The Company’s Board of Directors will make no recommendation to convertible noteholders as to whether they should participate in the conversion offer.

The Reverse Stock Split

In the reverse stock split, each stockholder will receive one share of common stock for each ten shares of common stock held prior to the reverse stock split, as well as a cash payment in lieu of any fractional shares that would otherwise be issuable.  As part of the reverse stock split, holders will also be approving a proportional decrease in the number of authorized shares of the Company’s common stock and preferred stock.  The Board of Directors plans to submit the reverse stock split for approval by its stockholders and convertible noteholders at a special meeting to be held as soon as practicable. The Board of Directors has established October 13, 2010 as the record date for determining the holders entitled to vote at the special meeting. The reverse stock split is not conditioned on the completion of the conversion offer.  The Company plans to complete the reverse stock split as soon as practicable after receipt of the required approval.

The Board of Directors will recommend that the Company’s stockholders and convertible noteholders vote in favor of the reverse stock split and the proportional decrease in the Company’s authorized shares at the special meeting.

-more-

In connection with the conversion offer and the reverse stock split, the Company intends to file an application to list its common stock on a national securities exchange.

Accuride Corporation is one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America.  The Company’s products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components.  The Company’s products are marketed under its brand names, which include Accuride®, Gunite®, ImperialTM, Bostrom®, FabcoTM, BrillionTM, and Highway Original®.  For more information, visit the Company’s website at http://www.accuridecorp.com.

Important Information Regarding the Conversion Offer

This press release does not constitute either an offer to convert or exchange or a solicitation of an offer to convert or exchange the convertible notes.  The conversion offer will be made solely pursuant to a formal offer to convert and consent solicitation/prospectus, a related letter of transmittal and other conversion offer documents, each of which will be filed by the Company with the Securities and Exchange Commission (“SEC”) on a registration statement on Form S-4 and a tender offer statement on Schedule TO.  The registration statement and the tender offer statement, including the offer to convert and consent solicitation/prospectus, the related letter of transmittal and other conversion offer documents, will contain important information, including certain conditions to the conversion offer, and should be read carefully before any decision is made with respect to the conversion offer.  All of these materials will be made available free of charge upon request to MacKenzie Partners, Inc., information agent for the conversion offer, at (800) 322-2885 (toll free) or call collect at (212) 929-5500, and may also be obtained free of charge at the SEC’s website: www.sec.gov.

Important Information Regarding the Secondary Offering

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  The secondary offering will be made solely pursuant to a shelf registration statement on Form S-1, which has been filed with the Securities and Exchange Commission and has become effective.  Any offer or sale will be made only by means of the written prospectus forming part of the effective registration statement.

Important Information Regarding the Reverse Stock Split and Special Meeting

This press release contains information regarding a reverse stock split that will be submitted for approval by the Company’s stockholders and convertible noteholders at a special meeting.  The solicitation of proxies with respect to the special meeting will be made solely pursuant to a proxy statement, which will be filed by Company with the SEC on Schedule 14A.  The proxy statement will contain important information, and should be read carefully before any decision is made

-more-

with respect to the reverse stock split.  All of these materials will be made available free of charge upon request to MacKenzie Partners, Inc., proxy solicitor for the special meeting, at (800) 322-2885 (toll free) or call collect at (212) 929-5500, and may also be obtained free of charge at the SEC’s website: www.sec.gov.

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders and convertible noteholders in connection with the special meeting.  The names of the Company’s directors and executive officers and a description of their interests in the Company are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the SEC on March 30, 2010.  Investors, stockholders and convertible noteholders can obtain updated information regarding the direct and indirect interests of the Company’s directors and executive officers by reading the proxy statement when it becomes available.

Forward-Looking Statements

Certain matters discussed in this news release may be forward-looking statements, including statements regarding the Company’s expectations, hopes, beliefs, and intentions with respect to the potential transactions described in this news release and the benefits to the Company of these transactions.  Such statements, and the Company’s ability to consummate these transactions, are subject to a number of factors, including, among other things (a) with respect to the conversion offer the satisfaction of the conditions of the conversion offer, (b) with respect to the secondary offering (x) obtaining sufficient converting noteholder interest in participation in the secondary offering and (y) the ability to consummate the secondary offering on acceptable pricing terms and (c) with respect to the reverse stock split, the ability to obtain stockholder and convertible noteholder approval of the reverse stock split.  In addition, these statements are also subject to the impact on the Company’s business and prospects generally of, among other factors, market demand in the commercial vehicle industry, general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility and other risks detailed from time to time in the Company’s SEC filings, including those described in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  Any forward-looking statement reflects only the Company’s belief at the time the statement is made. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it cannot guarantee its future results, levels of activity, performance or achievements.  Except as required by law, the Company undertakes no obligation to update any forward-looking statements to reflect events or developments after the date of this news release.

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